AAIDEBOOK HOLDINGS, INC.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Aaidebook Holdings, Inc.
Coral Springs, Florida

We have reviewed the accompanying consolidated financial statements of Aaidebook Holdings, Inc. (the "Company"), which comprises the balance sheets as of December 31, 2025, and December 31, 2024, and the related statements of operations, stockholders' equity, and cash flows for the years ending December 31, 2025, and December 31, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion
Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

March 20, 2026
Calabasas, CA 91302

AAIDEBOOK HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

As of December 31,		2025		2024
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash	$	21,726	$	117,855
Accounts Receivable		316,349		216,125
Due From Related Parties		52,011		55,784
Prepaids and Other Current Assets		558		78,922
Total Current Assets		**390,644**		**468,686**
Property and Equipment, net		-		-
Intangible Assets		167,500		167,500
Security Deposit		-		6,200
Total Assets	$	**558,144**	$	**642,386**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	18,258	$	-
Credit Cards		34,526		33,937
Current Portion of Related Party Loans		432,896		653,524
Other Current Liabilities		252,100		258,795
Total Current Liabilities		**737,780**		**946,256**
Total Liabilities		**737,780**		**946,256**
STOCKHOLDERS' EQUITY				
Common Stock		496		496
Additional Paid in Capital		387,981		387,981
Accumulated Deficit		(568,113)		(692,347)
Total Stockholders' Equity		**(179,636)**		**(303,870)**
Total Liabilities and Stockholders' Deficit	$	**558,144**	$	**642,386**

See accompanying notes to financial statements.

AAIDEBOOK HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

For the Year Ended December 31,		2025		2024
(USD $ in Dollars)				
Net Revenue	$	3,233,981	$	1,924,367
Cost of Revenue		-		-
Gross Profit		**3,233,981**		**1,924,367**
Operating Expenses				
General and Administrative		3,131,757		2,036,923
Selling and Marketing		12,547		2,200
Total Operating Expenses		**3,144,304**		**2,039,123**
Operating Income/(Loss)		**89,677**		**(114,756)**
Interest Expense		8,784		9,421
Other Loss/(Income)		(50,006)		(233)
Income/(Loss) Before Provision for Income Taxes		**130,899**		**(123,944)**
Provision/(Benefit) for Income Taxes		6,665		-
Net Income/(Net Loss)	$	**124,234**	$	**(123,944)**

See accompanying notes to financial statements.

AAIDEBOOK HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance—December 31, 2023	4,703,983	$ 470	$ 135,169	$ (568,403)	$ (432,764)
Issuance of stock	254,260	25	252,812		252,837
Net Loss				(123,944)	(123,944)
Balance—December 31, 2024	4,958,243	496	387,981	$ (692,347)	$ (303,870)
Net Income				124,234	124,234
Balance—December 31, 2025	4,958,243	$ 496	$ 387,981	$ (568,113)	$ (179,636)

See accompanying notes to financial statements.

AAIDEBOOK HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Year Ended December 31,	2025	2024
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income/Loss)	$ 124,234	$ (123,944)
Adjustments to Reconcile Net Income to Net Cash Provided(Used) in Operating Activities		
Depreciation of Property		200
Changes in Operating Assets and Liabilities:		
Accounts Receivable	(100,224)	(128,844)
Prepaids and Other Current Assets	78,364	(20,678)
Due From Related Parties	3,773	(55,784)
Credit Cards	589	(2,062)
Accounts Payable	18,258	(10,169)
Other Current Liabilities	(6,695)	162,695
Security Deposit	6,200	-
Net Cash Provided/(Used) in Operating Activities	**124,499**	**(178,586)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Stock	-	252,837
Proceeds/(Repayment) of Related Party Loans	(220,628)	23,866
Net Cash Used in Financing Activities	**(220,628)**	**276,703**
Change in Cash	**(96,129)**	**98,118**
Cash —Beginning of The Year	117,855	19,737
Cash—End of The Year	**$ 21,726**	**$ 117,855**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ 8,784	$ 9,421
Cash Paid During the Year for Income Taxes	$ 6,665	$ -

See accompanying notes to financial statement

1. NATURE OF OPERATION

Aaidebook Holdings, Inc. was incorporated on September 28, 2023, in the state of Delaware. The Company has three subsidiaries: Aaidebook Inc., and HHC IT Solutions Inc. and Beth Hahesed Home Care Inc. The financial statements of Aaidebook Holdings, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Fort Lauderdale, Florida.

Aaidebook Inc, operating under the name "Aaidebook," is a forward-thinking home healthcare agency that stands at the intersection of technology and compassionate care. Specializing in serving the elderly and individuals with chronic illnesses, Aaidebook is more than just a healthcare provider; it's a holding company with a broader mission. Aidebook doesn't limit itself to direct patient care alone. Instead, it owns various technology and home care provider assets, skillfully managing these resources to fulfill a more profound mission. At the heart of this mission is a commitment to reducing unnecessary hospitalizations, containing healthcare costs, and improving the IT infrastructure for the entire home healthcare and medical staffing industry.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Consolidation
The Company's consolidated financial statements include accounts of subsidiaries Aaidebook Inc., and HHC IT Solutions Inc. and Beth Hahesed Home Care Inc over which the Company exercises control. All significant intercompany transactions and accounts have been eliminated.

Cash
Cash includes all cash in banks. As of December 31, 2025 and 2024, the Company's cash did not exceed FDIC insured limits.

Accounts Receivable
Accounts receivable are stated at the amount expected to be collected, net of any allowance for expected credit losses. The Company adopted ASU 2016-13, Financial Instruments – Credit Losses (ASC 326), effective January 1, 2023, using the modified retrospective approach. The adoption did not have a material impact on the Company's financial statements.

The Company's customers are primarily individual consumers who prepay for services at the time of booking through the Company's website or mobile application. As a result, accounts receivable primarily consist of minor transaction timing differences with payment processors and are generally short-term in nature (typically settled within a few days).

Management evaluates expected credit losses based on historical loss experience, current conditions, and reasonable and supportable forecasts. Due to the immaterial nature of receivables and historical collection experience, the Company determined that no allowance for expected credit losses was necessary as of December 31, 2025, and 2024.

Intangible Assets
The Company holds a Licensed Home Care Services Agency (LHCSA) license issued by the New York Department of Health. Management determined that the license has an indefinite useful life because it can be renewed indefinitely at minimal cost and there are no legal, regulatory, or contractual limitations on its use. Accordingly, the license is not amortized but tested for impairment annually.

Impairment of Long Lived Assets
Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2025 and 2024.

Revenue Recognition
The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company primarily generates revenue through the provision of home healthcare services to patients and clients, including personal care and related support services. Revenue is generally recognized over time as services are performed, as the customer simultaneously receives and consumes the benefits of the services provided. In certain cases, the Company may also generate revenue from management, administrative, or technology-related services provided to affiliated home healthcare entities. Revenue from these services is recognized over time as the services are rendered, based on the terms of the underlying agreements.

Income Taxes
The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Short-term lease

The Company determines if an arrangement is a lease at contract inception. The Company has elected the short-term lease exemption under ASC 842 for leases with a term of twelve months or less. For these leases, lease payments are recognized as expense on a straight-line basis over the lease term, and no right-of-use asset or lease liability is recorded on the balance sheet.

As of December 31, 2025, the Company's lease arrangements consist only of short-term leases and therefore no right-of-use assets or lease liabilities have been recognized. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the remaining lease term.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025, and December 31, 2024, amounted to $12,547 and $2,200, which is included in sales and marketing expenses.

Related Party Transactions

The Company may engage in financing arrangements with related parties, including significant shareholders or entities under common control. These transactions are reviewed and approved by management to ensure they are conducted at arm's length or under terms considered reasonable given the related party relationship and the Company's financing needs.

Loans from related parties are recognized as liabilities when cash is received or the obligation is incurred. These loans may be interest-free and may not have stated repayment terms. In such cases, if no fixed repayment schedule exists and there is no expectation or contractual requirement to repay the loan within the next twelve months, the loan is classified as a noncurrent liability in the balance sheet. If repayment is expected within twelve months or callable by the lender on demand, the loan is classified as a current liability.

Loans to related parties are recognized as assets when the Company advances funds or records receivables under non-cash transactions. Such loans are assessed for collectability on a periodic basis and are classified as current or noncurrent assets depending on the repayment terms and expected timing of collection.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2025	2024
Prepaid Taxes	558	27,922
Refundable deposit	-	50,000
Advances	-	1,000
Total Prepaids and Other Current Assets	$ 558	$ 78,922

Other current liabilities consist of the following:

As of December 31,	2025	2024
Payroll Liabilities	146,060	178,458
Workers Compensation	54,100	14,294
Grant Benefits Solutions	9,907	10,022
PTO	35,368	54,821
Corporate Income Tax	6,665	
Other Current Liabilities	-	1,200
Total Other Current Liabilities	$ 252,100	$ 258,795

4.   INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,	2025	2024
LHCSA license	$ 167,500	$ 167,500
Intangible Assets, at cost	**167,500**	**167,500**
Accumulated Amortization	-	-
Intangible Assets, net	$ 167,500	$ 167,500

5.   DEBT

Related Party Loans

During the years presented, the Company borrowed funds from its founder, Karl Pierre, and entities owned by him. The details of the loans from the owner and related entities are as follows:

AAIDEBOOK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

Owner	Principal Amount	Interest Rate	Maturity Date	As of December 31, 2025			As of December 31, 2024		
				Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Karl Pierre- the Founder	$ 617,224			$ 407,896	$ -	$ -	$ 617,224	$ -	$ 617,224
Passive Workforce-entity owned by Karl Pierre	25,000			25,000	-	25,000	$ -	-	-
Avalanche Care-entity owned by Karl Pierre	15,000	0%	No set maturity	-	-	-	$ 15,000	-	15,000
Elite Medical Staffing-entity owned by Karl Pierre	20,000			-	-	-	$ 20,000	-	20,000
ENTP Life-entity owned by Karl Pierre	1,300			-	-	-	$ 1,300	-	1,300
Total				$ 432,896	$ -	$ 25,000	$ 653,524	$ -	$ 653,524

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

6. EQUITY AND CAPITALIZATION

Common Stock
The Company is authorized to issue 7,500,000 shares of common stock with par value of $0.0001. As of December 31, 2025, and 2024, 4,958,243 shares and 4,958,243 shares of common stock, respectively, have been issued and were outstanding.

7. SHAREBASED COMPENSATION

During 2023, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.
The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

AAIDEBOOK HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2023	1,600,000	$	1.00	-
Granted	-			
Exercised	-			
Expired/Cancelled	-			-
Outstanding at December 31, 2024	1,600,000	$	1.00	8.75
Exercisable Options at December 31, 2024	-	$	-	-
Granted	-		-	
Exercised	-		-	
Expired/Cancelled	-		-	
Outstanding at December 31, 2025	1,600,000	$	1.00	7.75
Exercisable Options at December 31, 2025	-	$	-	-

The fair value of the restricted stock awards were estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The total fair value of the restricted stock awards vested during 2025 and 2024 was $0.

8. INCOME TAXES

Income tax expense (benefit) from continuing operations was as follows:

For The Year Ended	December 31, 2025		December 31, 2024	
Current:				
Federal, State, And Local	$	6,665	$	-
Total Tax Expense/(Benefit)	$	6,665	$	-

Provision for income tax liability comprised the following:

	December 31, 2025		December 31, 2024	
Federal, State, And Local	$	6,665	$	-
Total Povision For Income Tax	$	6,665	$	-
Net Tax Provision	$	6,665	$	-

The cumulative NOLs are $561,177 as of December 31, 2025.

9. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2025, and December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. RELATED PARTY TRANSACTIONS

The Company engages in transactions with related parties, including its founder, Karl Pierre, and entities owned or controlled by him. During the years presented, the Company received advances from its founder and entities owned by him to support working capital needs. These advances were non-interest bearing and unsecured, and do not have stated maturity dates. As of December 31, 2025 and 2024, the outstanding balances of related party loans were $432,896 and $653,524, respectively. The details of these balances are presented in Note 5 – Debt.

The Company also had receivables arising from transactions with related parties, the entities owned or controlled by Karl Pierre. As of December 31, 2025 and 2024, amounts due from related parties amounted to $52,011 and $55,784, respectively. These balances represent advances made in the ordinary course of business and are expected to be collected during 2026. The receivables are non-interest bearing.

11. GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

12. SUBSEQUENT EVENTS

The Company evaluated events occurring after the balance sheet date through the date these financial statements were issued and determined that there were no events requiring adjustment to, or disclosure in, the financial statements.